Exhibit 1

Pactiv Evergreen Inc. (currently known as Reynolds Group Holdings Limited) Announces Launch of Initial Public Offering

LAKE FOREST, IL, September 8, 2020 - Pactiv Evergreen Inc. (currently known as Reynolds Group Holdings Limited) (the “Company”) today announced that it has launched the initial public offering of 41,026,000 shares of its common stock pursuant to a registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (“SEC”). The initial public offering price is expected to be between $18.00 and $21.00 per share. The underwriters will have a 30-day option to purchase up to an additional 6,153,900 shares of common stock from the Company. The Company has applied to list its shares of common stock on the Nasdaq Global Select Market under the ticker symbol “PTVE.”
Credit Suisse, Citigroup, BofA Securities and Goldman Sachs & Co. LLC are acting as joint lead bookrunning managers. Baird, BMO Capital Markets, Deutsche Bank Securities, HSBC and RBC Capital Markets are also acting as joint bookrunning managers. Academy Securities, Loop Capital Markets, Rabo Securities USA, Inc., Ramirez & Co., Inc. and Siebert Williams Shank are acting as co-managers.
This offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to this offering may be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, Telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, United States, Telephone: 800-831-9146.
A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.
About Pactiv Evergreen Inc.
Pactiv Evergreen Inc. is a manufacturer and distributor of fresh foodservice and food merchandising products and fresh beverage cartons in North America and certain international markets. It supplies its products to a broad and diversified mix of companies, including full service restaurants and quick service restaurants, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers, food packers and food processors.

Contact:

Media
Cory Ziskind
Cory.Ziskind@icrinc.com
646-277-1232

Investors
Ashley DeSimone
Ashley.DeSimone@icrinc.com
646-677-1827